KW 3/12/14

14046944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2014

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managers Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Connecticut Avenue
(No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven J. Adams - (484) 530-3505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street, Suite 1700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/14

OATH OR AFFIRMATION

I, Steven J. Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managers Distributors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Dierdre J. Bostick, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Sept. 25, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Managers Distributors, Inc.

(A wholly owned subsidiary of Managers Investment Group LLC)

Financial Statements and Supplemental Information

December 31, 2013 and 2012

Managers Distributors, Inc.
(A wholly owned subsidiary of Managers Investment Group LLC)
Index
December 31, 2013 and 2012

pwc

Independent Auditor's Report

To Management and Shareholder of
Managers Distributors, Inc.

We have audited the accompanying financial statements of Managers Distributors, Inc. which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, of changes in shareholder's equity and of cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managers Distributors Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 24, 2014

Managers Distributors, Inc.
(A wholly owned subsidiary of Managers Investment Group LLC)
Balance Sheets
December 31, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 3,066,514	$ 2,974,395
Due from related parties (Note 5)	153,140	236,832
Tax receivable	78,075	82,928
Prepaid expenses and other current assets	118,024	100,662
Total assets	$ 3,415,753	$ 3,394,817
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable	$ 294,105	$ 469,040
Due to related parties (Note 5)	123,521	115,462
Other	56,137	56,000
Total liabilities	473,763	640,502
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2013 and 2012)	10	10
Paid-in capital	129,990	129,990
Retained earnings	2,811,990	2,624,315
Total shareholder's equity	2,941,990	2,754,315
Total liabilities and shareholder's equity	$ 3,415,753	$ 3,394,817

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(A wholly owned subsidiary of Managers Investment Group LLC)
Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues (Note 5)		
12b-1 fee income	$ 1,679,627	$ 3,751,453
Service revenue	287,129	275,732
Other income	7,583	41,513
Total revenues	1,974,339	4,068,698
Cost of revenue	(1,145,857)	(2,971,905)
Total net revenue	828,482	1,096,793
Expenses		
Allocable cost from Parent (Note 5)	184,000	207,000
Office general and administrative	50,517	41,373
FINRA fees	167,440	165,720
Professional fees	111,750	105,500
Total expenses	513,707	519,593
Income from operations	314,775	577,200
Investment income	509	2,975
Income before income taxes	315,284	580,175
Provision for income taxes	(127,609)	(235,116)
Net income	$ 187,675	$ 345,059

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(A wholly owned subsidiary of Managers Investment Group LLC)
Statements of Changes in Shareholder's Equity
Years Ended December 31, 2013 and 2012

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2011	$ 10	$ 129,990	$ 2,279,256	$ 2,409,256
Net income			345,059	345,059
Balances at December 31, 2012	10	129,990	2,624,315	2,754,315
Net income			187,675	187,675
Balances at December 31, 2013	$ 10	$ 129,990	$ 2,811,990	$ 2,941,990

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(A wholly owned subsidiary of Managers Investment Group LLC)
Statements of Cash Flows
Years Ended December 31, 2013 and 2012

		2013		2012
Cash flows (used in) provided by operating activities				
Net income	$	187,675	$	345,059
Adjustments to reconcile net income to net cash provided by (used in) operating activities				
Decrease in total liabilities		(166,739)		(540,184)
Decrease (increase) in tax receivable		4,853		(82,928)
Decrease in due from related parties		83,692		171,339
(Increase) decrease in prepaid expenses and other current assets		(17,362)		74,765
Net cash provided by (used in) operating activities		92,119		(31,949)
Cash flows used in investing activities		-		-
Cash flows used in financing activities		-		-
Net increase (decrease) in cash and cash equivalents		92,119		(31,949)
Cash and cash equivalents				
Beginning of year		2,974,395		3,006,344
End of year	$	3,066,514	$	2,974,395
Supplemental disclosure of cash flow information:				
Income taxes paid	$	117,314	$	555,271

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Managers Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is incorporated under the Laws of Delaware. The Company's principal business activity is to act as a distributor of Managers Investment Group LLC's (the "LLC") family of funds (the "Funds") known as Managers.

The Company is a wholly owned subsidiary of the LLC, a subsidiary of Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue

The Company earns its revenue from the distribution of mutual funds. The Company earns 12b-1 fees, underwriter's commissions and contingent deferred sales charges (CDSC). The 12b-1 fees are calculated based on various rates depending on the assets of a particular class of mutual fund shares. Service revenue consists of amounts reimbursed by the LLC, as further described in Note 5. Contingent deferred sales charges are earned from mutual fund shareholders at varying rates ranging from 1% to 5%, depending on the class of mutual fund shares, determined at the shareholder's redemption date.

Cost of Revenue

The Company pays distribution fees for marketing and selling fund shares, such as compensating brokers and others who sell fund shares and pay for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature.

Effective November 30, 2012, the Company discontinued the sales of share classes with sales charges. Existing Class A shares were renamed Investor Class shares and the front end load was eliminated. Existing Class B and C shares were converted to Investor Class shares, except for the Managers AMG GW&K Fixed Income Fund C shares ("Fixed Income C shares"), which are now closed to new purchases other than dividend reinvestment. Fixed Income C shares will convert to Investor Class shares according to each shareholder's original conversion schedule. As a result of these changes, the Company expensed approximately $74,000 of the remaining up front commissions that had been capitalized at the time of the various load share sales. The Company also waived any potential CDSC related to the share classes that were converted to Investor Class.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market instruments, to be cash equivalents.

Concentrations
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which may have exceeded the federally insured limit of $250,000 per institution. The Company also maintains investments in money market instruments, which are not federally insured.

Fair Value Measurements
Various inputs may be used to determine the value of the Company's investments. These inputs are summarized in three broad levels for financial statement purposes. The inputs or methodologies used to value securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 Quoted market prices for identical instruments in active markets;

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs, or significant value drivers, are observable; and

Level 3 Prices reflecting the Company's own assumptions concerning unobservable inputs to the valuation model.

All of the Company's financial instruments at December 31, 2013 and 2012 were Level 1 instruments.

3. Income Taxes

A summary of the provision for income taxes is as follows:

	2013	2012
Current		
Federal	$ 100,677	$ 185,801
State	26,932	49,315
	$ 127,609	$ 235,116

The Company's effective income tax rate differs from the amount computed by using income before income taxes and applying the U.S. federal income tax rate to such amount because of the effect of the following items:

	2013	2012
Tax at U.S. federal income tax rate	35.0 %	35.0 %
State income taxes, net of federal benefit	5.5 %	5.5 %
	40.5 %	40.5 %

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2010 forward (with limited exceptions).

4. Commitments and Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in liability.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $2,534,985, which was $2,503,401 above the minimum net capital required of $31,584. As of December 31, 2012, the Company had net capital of $2,280,333, which was $2,237,633 above the minimum net capital required of $42,700. The Company's ratio of aggregate indebtedness to net capital was 0.1869 to 1 as of December 31, 2013, and was 0.2809 to 1 as of December 31, 2012.

The operations of the Company are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exception followed by Paragraph (k)(1)(3) of that Rule.

6. Related Party Transactions

The Company provides distribution services for mutual fund shares in The Managers Funds, Managers AMG Funds, Managers Trust I and Managers Trust II. Revenues from these services totaled $1,687,210 and $3,792,966 in 2013 and 2012, respectively. $153,140 and $236,832 was included in due from related parties at December 31, 2013 and 2012, respectively. The Company pays distribution platform fees on behalf of the Funds, which are reimbursed by the LLC. Pursuant to a services agreement between the Company and the LLC, the LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The fee revenue from the LLC totaled $287,129 and $275,732 in 2013 and 2012, respectively. This reduces the amount owed to the LLC from the allocated expenses.

The LLC assumes certain of the Company's direct and indirect overhead expenses such as occupancy, telephone, administrative and certain personnel costs. The officers of the Company serve as officers to related companies, including the LLC. The LLC pays these costs and allocates a representative portion of those costs to the Company. The allocated costs totaled $184,000 and $207,000 in 2013 and 2012, respectively, and are included in the statements of operations as allocable cost from parent. $123,521 and $115,462 was included in due to related parties at December 31, 2013 and December 31, 2012, respectively.

7. Subsequent Events

The Company has determined that no material events or transactions occurred subsequent to December 31, 2013 and through February 24, 2014, the date of the financial statement issuance which requires additional disclosure in the financial statements.

Supplemental Information

Managers Distributors, Inc.

Schedule I

(A wholly owned subsidiary of Managers Investment Group LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Computation of net capital	
Total shareholder's equity	$ 2,941,990
Deduct nonallowable assets for net capital	(349,239)
Other deductions and/or charges	-
Net capital before haircuts on securities positions	2,592,751
Haircuts on securities positions	(57,766)
Net capital	$ 2,534,985
Computation of aggregate indebtedness	
Total liabilities from Balance Sheet	$ 473,763
Total aggregate indebtedness	$ 473,763
Ratio of aggregate indebtedness to net capital	0.1869 to 1
Computation of basic net capital requirement	
Net capital requirement	$ 31,584
Net capital in excess of requirement	2,503,401
Net capital	$ 2,534,985
Net capital less 10% of AI	$ 2,487,609

There are no differences between the computations of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated January 27, 2014.

Managers Distributors, Inc.

Schedule II

(A wholly owned subsidiary of Managers Investment Group LLC)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The operations of the Company are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exception followed by Paragraph (k)(1)(3) of that Rule.

pwc

Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5(g)(1)

To Management and Shareholder of
Managers Distributors, Inc.

In planning and performing our audit of the financial statements of Managers Distributors, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 24, 2014

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